Exhibit 99.1

Cheetah Mobile to Hold Annual General Meeting on May 20, 2015

Beijing, April 27, 2015—Cheetah Mobile Inc. (the “Company” or “Cheetah Mobile”) (NYSE: CMCM), a leading mobile internet company that provides mission critical applications to help make the internet and mobile experience speedier, simpler, and safer for users worldwide, today announced that it will hold its annual general meeting of shareholders at Kingsoft Tower, No. 8 Lianshan Alley, Jingshan Road, Jida, Zhuhai, Guangdong, China, on May 20, 2015 at 2:00 p.m. (local time).

No proposal will be submitted for shareholder approval at the annual general meeting.  Instead, the annual general meeting will serve as an open forum for shareholders of record and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on April 27, 2015 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Company has filed its annual report (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2014, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the investor relations section of its website at http://ir.cmcm.com, as well as on the SEC’s website at http://www.sec.gov.

Holders of the Company’s Class A ordinary shares, Class B ordinary shares or ADSs may obtain a copy of the Company’s Annual Report, free of charge, by emailing Ms. Helen Jing Zhu, at IR@CMCM.com or by writing to:

12/F, Fosun International Center Tower
No. 237 Chaoyang North Road
Chaoyang District, Beijing 100022
People’s Republic of China
Attention: Ms. Helen Jing Zhu

About Cheetah Mobile

Cheetah Mobile is a leading mobile internet company with approximately 395.4 million mobile monthly active users in December 2014. Its mission critical applications, including Clean Master, CM Security, Battery Doctor and Duba Anti-virus, help make the internet and mobile experience speedier, simpler, and safer for users worldwide. Cheetah Mobile is the publisher of Clean Master, the #1 mobile app in the Google Play Tools category worldwide by monthly downloads in December 2014, according to App Annie.

The Company also provides various platform products such as Duba.com, Cheetah browser, game centers, and mobile app stores to provide multiple user traffic entry points and global content distribution channels for its customers.

For more information about Cheetah Mobile, please visit http://www.cmcm.com/en-us/.

For investor and media inquiries, please contact:

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +8610 6292 7779

Email: IR@CMCM.com

ICR, Inc.

Chenjiazi Zhong

Tel: +1 (646) 417-5395

Email: IR@CMCM.com